Pernod Ricard

02 MAR -6 AM 8:38

AP/NP/393.2001

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

02015680

SUPPL

For the attention of Mrs Felicia KUNG

Ref : 82-3361
Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

December 20, 2001

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated December, 18, 2001, the board of directors of our Company decided to pay an interim dividend of Euro 0,80 per share, for the 2001 fiscal year.

This payment will be paid on Thursday the 10th of January, 2002.

Yours sincerely,

Laurent LACASSAGNE
Chief Financial Officier

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

3/6

CC : Gérard LEROUX
Antoine PERNOD